SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 0-50189

E.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

F.	Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Auditors	6

Audited Plan Financial Statements and Schedules in accordance with the Financial Reporting Requirements of ERISA	7 - 14

Exhibit 23 - Consent of Independent Accountants	15

Exhibit 99 - Additional Exhibit - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

By:	/s/ James T. Malec
James T. Malec
Director, Administration and Pension Investments

Date: June 27, 2003

CROWN CORK & SEAL COMPANY, INC.

RETIREMENT THRIFT PLAN

Financial Statements as of and for the years ended
December 31, 2002 and 2001

Additional information required for Form 5500
as of December 31, 2002

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Page(s)

Report of Independent Auditors	1

Basic Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2002 and 2001	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	3

Notes to Financial Statements	4 - 7

Additional Information *

Schedule I - Schedule of Assets (Held at End of Year)	8

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure
   under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Benefit Plans Committee and Participants of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Company, Inc. Retirement Thrift Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

June 26, 2003

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Statements of Net Assets Available for Benefits

	As of December 31,
	2002		2001

Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$353,003		$-
INVESCO Dynamics Fund	72,169		-
T. Rowe Price Equity Income Fund	101,031		-
Vanguard 500 Index Fund	20,323,277	*	31,972,151	*
Vanguard Balanced Index Fund	4,711,360	*	7,804,786	*
Vanguard Explorer Fund	4,823,028	*	8,015,582	*
Vanguard Extended Market Index Fund	23,317		-
Vanguard International Growth Fund	2,015,300		2,762,605
Vanguard LifeStrategy Conservative Growth Fund	56,892		-
Vanguard LifeStrategy Growth Fund	4,484		-
Vanguard LifeStrategy Income Fund	16,327		-
Vanguard LifeStrategy Moderate Growth Fund	4,101		-
Vanguard Total Bond Market Index Fund	5,658,114	*	6,809,696	*

	38,162,403		57,364,820
Vanguard Retirement Savings Trust	20,687,368	*	25,564,132	*
Crown Cork & Seal Company, Inc. Stock Fund	2,614,683		1,338,597
Participant Loans	1,845,971		3,031,126

Total investments	63,310,425		87,298,675

Receivables

Employer’s contributions	85,740		129,984
Participants’ contributions	321,639		480,513

Total receivables	407,379		610,497

Net assets available for benefits	$63,717,804		$87,909,172

*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2002	2001

Additions
Investment income:
Interest and dividend income, investments	$2,280,786	$2,569,038
Interest income, participant loans	220,741	297,119
Net depreciation in fair value of investments	(7,721,982)	(7,553,732)

	(5,220,455)	(4,687,575)

Contributions:
Employer	1,646,387	2,260,999
Participant	5,872,470	6,996,621

	7,518,857	9,257,620

Total additions	2,298,402	4,570,045

Deductions
Benefits paid to participants	10,687,479	11,055,735
Asset transfers out	15,746,391	-
Administrative expenses	55,900	18,756

Total deductions	26,489,770	11,074,491

Net decrease	(24,191,368)	(6,504,446)

Net assets available for plan benefits:
Beginning of year	87,909,172	94,413,618

End of year	$63,717,804	$87,909,172

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary defined contribution plan, which is designed to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Cork & Seal Company, Inc. (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee of the Plan.

The Plan provides certain employees the opportunity to purchase Company stock at a purchase price equal to the closing price on the day of deposit.

During 2002, the Company sold Constar International Inc. As a result of this transaction, participant accounts of Constar employees were transferred out of the Plan on November 20, 2002 in the amount of $15,746,391.

Contributions

Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Contribution amounts are subject to certain limitations, $11,000 in 2002 and $10,500 in 2001, as prescribed by law. Participants direct the investment of their contributions into various investment options offered by the Plan. Basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive fixed contributions from the Company at varying rates. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan documents. A participant becomes 100 percent vested after completing 4 or 5 years of service, as defined.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

Participant Loans

The Plan does not generally allow participants to take loans from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are allowed loans from their accounts. Generally, these participants may borrow from their vested accounts a maximum of the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at prevailing interest rates. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. Distributions to participants are generally paid in a lump sum. Certain participants have the option of being paid in monthly installments.

Forfeited Accounts

Total unallocated forfeitures, which will be used to reduce future employer contributions, were $20,740 and $175,952 at December 31, 2002 and 2001, respectively. Forfeitures used were to off-set employer contributions in 2002 and 2001 totaled $192,042 and $0, respectively.

Plan Termination

The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust (a common/collective trust) are valued at the net asset value of units held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3 — INVESTMENTS

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year Ended December 31,

	2002	2001

Registered investment companies	$(10,357,109)	$(6,076,888)
Common stock	2,635,127	(1,476,844)

Net depreciation in fair value of investments	$(7,721,982)	$(7,553,732)

NOTE 4 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common/collective trust managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in shares of the Company’s stock through the Crown Cork & Seal Company, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 5 — TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Additional Information

Required for Form 5500

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Schedule of Assets (Held at End of Year)
As of December 31, 2002

Crown Cork & Seal Company, Inc. Retirement Thrift Plan, EIN 23-1526444

Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type	Current Value

	American Century Equity Income Fund	Registered Investment Company	$353,003
	INVESCO Dynamics Fund	Registered Investment Company	72,169
	T. Rowe Price Equity Income Fund	Registered Investment Company	101,031
*	Vanguard 500 Index Fund	Registered Investment Company	20,323,277
*	Vanguard Balanced Index Fund	Registered Investment Company	4,711,360
*	Vanguard Explorer Fund	Registered Investment Company	4,823,028
*	Vanguard Extended Marker Index Fund	Registered Investment Company	23,317
*	Vanguard International Growth Fund	Registered Investment Company	2,015,300
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	56,892
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	4,484
*	Vanguard LifeStrategy Income Fund	Registered Investment Company	16,327
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	4,101
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	5,658,114
*	Vanguard Retirement Savings Trust	Common / Collective Trust	20,687,368
*	Crown Cork & Seal Company, Inc.	Common Stock Fund	2,614,683
*	Crown Cork & Seal Company, Inc. Retirement
	Thrift Plan	Participant Loans (5.25% - 10.50%)	1,845,971

Total Assets (Held at End of Year)			$63,310,425

* Party in Interest